UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 23, 2013
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 23, 2013, Raymond James Financial, Inc. (the "Company") issued a press release disclosing its results for the first quarter ended December 31, 2012. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On January 23, 2013, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated January 23, 2013, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 23, 2013

By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance,
Chief Financial Officer and Treasurer

EXHIBIT 99.1

RAYMOND JAMES

JANUARY 23, 2013   FOR IMMEDIATE RELEASE

**RAYMOND JAMES FINANCIAL REPORTS
FIRST QUARTER RESULTS, 100 CONSECUTIVE PROFITABLE QUARTERS**

ST. PETERSBURG, Fla. - Raymond James Financial, Inc. today reported record quarterly net revenues of $1.1 billion for the first fiscal quarter of 2013, up 4 percent from the preceding quarter and up 42 percent from the prior year's first quarter.

Net income for the quarter was a record $85.9 million, or $0.61 per diluted share, up from $0.60 per diluted share from the preceding quarter and up from $0.53 per diluted share, or 15 percent, from the prior year's quarter. Excluding $17.4 million of pretax acquisition-related expenses, net income would have been $96.6[1] million or $0.69[1] per fully diluted share, flat with the preceding quarter but up 30 percent over last year's quarter.

"The company generated impressive revenue given the market environment," said CEO Paul Reilly. "This quarter, the bottom line was satisfactory given that we continue to operate as planned at elevated support levels while we move toward completion of the Morgan Keegan integration.

"More important, this represents the firm's 100th consecutive quarter of profitability, dating back to Black Monday in 1987. This is a testament to our strength and stability derived from conservative management principles instilled by Bob and Tom James and practiced throughout our 50-year history."

Although the S&P 500 was down 1 percent for the quarter, financial assets under management grew to $46.5 billion, up 8.6 percent from the preceding quarter and up 33 percent from the previous year's quarter, aided by the $3.1 billion of assets from the acquired interest in ClariVest Asset Management, LLC. Assets under administration also reached a new record of $392.0 billion, up slightly from the preceding quarter and up 45.4 percent from last year's quarter.

The Private Client Group reported solid results as revenue grew 3 percent over the preceding quarter. Pretax income was up 5 percent over the preceding quarter as compensation and technology expenses continue to remain elevated during the Morgan Keegan integration. Recruiting activity remains robust. The decrease in financial advisors was once again driven in large part by attrition of lower producing Morgan Keegan advisors. Retention levels remain extremely high for those Morgan Keegan advisors offered retention packages. Productivity for financial advisors reached record highs for both our employee and independent contractor divisions.

Capital Markets recorded 4 percent revenue growth over the preceding quarter driven by an impressive performance by the Equity Capital Markets division, which set a quarterly record for investment banking revenues. This was driven by both a vibrant underwriting calendar and record M&A activity. The Fixed Income division had a sequentially weaker quarter in both commission volume and trading profits. Trading profits were adversely impacted by the sudden increase in tax-free interest rates during the month of December.

Asset Management continued its steady performance. Revenue was up 7 percent over the preceding quarter while pretax income increased 18 percent. Additionally, the investment in ClariVest and the addition of a small/mid-cap team in the quarter should help continue its growth trajectory.

Raymond James Bank continued its growth as net loans grew by $468 million, or 5.9 percent, over the preceding quarter. Despite that increase, the provision for loan losses was relatively low as the credit quality of the overall loan portfolio continues to improve.

The Morgan Keegan integration remains on schedule and we expect to convert the Private Client Group to the Raymond James system next month. "Morgan Keegan advisors are excited about getting access to our systems and products," said Reilly. "We will continue to run at elevated support levels through the conversion and look to achieve our efficiency targets after integration is completed late in this fiscal year," he continued.

"I am proud of our team of professionals and support staff and all they have accomplished during this integration," stated Reilly. "I am confident that this combination will result in a stronger and better positioned organization."

(1)   Refer to the discussion and reconciliation of the GAAP results to the non-GAAP measures that follows the consolidated statement of income.

The company will conduct its quarterly conference call Thursday, January 24, at 8:15 a.m. ET. For a listen-only connection, visit raymondjames.com/analyst call for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its four principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services, Morgan Keegan & Co., Inc. (branded as Raymond James | Morgan Keegan) and Raymond James Ltd., has more than 6,200 financial advisors serving more than 2.4 million accounts in more than 2,600 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $392 billion.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Those results or outcomes could occur as a result of a number of factors, which include, but are not limited to, the risks inherent in the integration of Raymond James' and Morgan Keegan's businesses including the diversion of management time on integration issues, or in realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2012 Annual Report on Form 10-K which is available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, please contact Steve Hollister at 727-567-2824
Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.
Selected financial highlights (Unaudited)

Summary results of operations

	Three months ended				
	December 31, 2012	December 31, 2011	% Change	September 30, 2012	% Change
	($ in thousands, except per share amounts)				
Total revenues	$ 1,137,509	$ 798,817	42 %	$ 1,093,468	4 %
Net revenues	$ 1,109,488	$ 782,777	42 %	$ 1,065,609	4 %
Pre-tax income	$ 139,147	$ 110,851	26 %	$ 124,307	12 %
Net income	$ 85,874	$ 67,325	28 %	$ 83,325	3 %
Earnings per common share:					
Basic	$ 0.62	$ 0.53	17 %	$ 0.60	3 %
Diluted	$ 0.61	$ 0.53	15 %	$ 0.60	2 %
Non-GAAP results:[1]					
Non-GAAP pre-tax income	$ 156,529	$ 110,851	41 %	$ 143,032	9 %
Non-GAAP net income	$ 96,600	$ 67,325	43 %	$ 95,722	1 %
Non-GAAP earnings per common share:[1]					
Non-GAAP basic	$ 0.70	$ 0.53	32 %	$ 0.69	1 %
Non-GAAP diluted	$ 0.69	$ 0.53	30 %	$ 0.69	—

(1) Refer to the discussion and reconciliation of the GAAP results to the non-GAAP results that follows the consolidated statement of income.

Selected Balance Sheet data:

	As of				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Client margin balances	$ 1,850 mil.	$ 1,868 mil.	$ 1,902 mil.	$ 1,494 mil.	$ 1,521 mil.
Total assets	$ 22.3 bil.	$ 21.2 bil.	$ 21.2 bil.	$ 19.3 bil.	$ 17.9 bil.
Shareholders' equity	$ 3,380 mil.	$ 3,269 mil.	$ 3,158 mil.	$ 3,088 mil.	$ 2,637 mil.
Book value per share	$ 24.59	$ 24.02	$ 23.29	$ 22.84	$ 21.34
Tangible book value per share (a non-GAAP measure) [1]	$ 21.92	$ 21.42	$ 20.63	$ 22.36	$ 20.80
Return on equity for the quarter (annualized)	10.3 %	10.4 %	9.8 %	9.6 %	10.3 %
Return on equity for the quarter - computed based on non-GAAP measures (annualized) [2]	11.6 %	12.0 %	11.5 %	11.6 %	10.3 %

(1) Tangible book value per share (a non-GAAP measure) is computed by dividing shareholders' equity, less goodwill and other intangible assets in the amount of $375 million, $361 million, $367 million, $73 million, and $73 million as of December 31, 2012, September 30, 2012, June 30, 2012, March 31, 2012 and December 31, 2011, respectively, which are net of their related deferred tax balance in the amounts of $6.8 million, $7.6 million $6.7 million, $7 million and $6.8 million as of December 31, 2012, September 30, 2012, June 30, 2012, March 31, 2012 and December 31, 2011, respectively, by the number of common shares outstanding. Management believes tangible book value per share is a measure that the Company and investors use to assess capital strength and that the GAAP and non-GAAP measures should be considered together.

(2) Refer to the discussion and reconciliation of the GAAP results to the non-GAAP results that follows the consolidated statement of income. This computation utilizes the net income attributable to RJF, Inc. - non-GAAP basis and the average equity - non-GAAP basis, as presented in the referenced reconciliation, in the computation.

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

Details of certain key revenue components:

	Three months ended				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	(in thousands)				
Securities commissions and fees:					
PCG securities commissions and fees	$ 595,537	$ 578,602	$ 576,252	$ 468,663	$ 432,703
Capital Markets institutional sales commissions:					
Equity commissions	54,207	59,185	58,275	55,879	49,357
Fixed Income commissions	90,954	96,389	100,862	35,984	31,512
All other segments	2,718	2,409	2,554	2,503	2,414
Intersegment eliminations	(4,832)	(4,142)	(4,763)	(4,502)	(4,652)
Total securities commissions and fees	$ 738,584	$ 732,443	$ 733,180	$ 558,527	$ 511,334
Investment banking revenues:					
Underwritings	$ 27,257	$ 22,856	$ 35,519	$ 26,962	$ 14,512
Tax credit funds syndication fees	4,269	8,162	7,854	11,202	4,475
Advisory services [1]	53,344	23,005	28,893	19,790	20,349
Total investment banking revenues	$ 84,870	$ 54,023	$ 72,266	$ 57,954	$ 39,336

(1) Comprised of private placement and merger and acquisition fees.

PCG financial advisors and investment advisor representatives:

	As of				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
United States [1]	5,427	5,452	5,489	4,532	4,495
Canada	463	473	471	458	454
United Kingdom	65	66	64	64	61
Investment advisor representatives [2]	334	339	343	344	346
Total advisors	6,289	6,330	6,367	5,398	5,356

(1) Includes 869, 892, and 938 Morgan Keegan financial advisors at December 31, 2012, September 30, 2012 and June 30, 2012, respectively.

(2) Investment advisor representatives with custody only relationships located in the United States and the United Kingdom.

Selected client asset metrics:

	As of				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Financial assets under management	$ 46.5 bil. [1]	$ 42.8 bil.	$ 40.9 bil.	$ 39.3 bil.	$ 34.9 bil.
Client assets under administration [2]	$ 392.0 bil.	$ 390.3 bil.	$ 376.0 bil.	$ 292.0 bil.	$ 269.6 bil.

(1) Includes approximately $3.1 billion in assets from our December 24, 2012 acquisition of a 45% interest in Clarivest.

(2) Includes institutional assets of approximately $21.8 billion at December 31, 2012, $22.5 billion at September 30, 2012, $19.9 billion at June 30, 2012 and approximately $2.5 billion as of the March 31, 2012 and December 31, 2011 period end.

Raymond James Financial, Inc.
Segment Results (Unaudited)
($ in thousands)

			Three months ended			
	December 31, 2012	December 31, 2011	% Change	September 30, 2012	% Change
Revenues:					
Private Client Group	$ 712,814	$ 528,618	35 %	$ 694,122	3 %
Capital Markets	247,554	136,165	82 %	238,359	4 %
Asset Management	65,629	56,795	16 %	61,601	7 %
RJ Bank	92,050	77,416	19 %	94,852	(3)%
Emerging Markets	5,589	4,652	20 %	5,658	(1)%
Securities Lending	1,488	2,442	(39)%	1,981	(25)%
Proprietary Capital	20,616	473	NM	7,276	183 %
Other	5,304	2,661	99 %	3,718	43 %
Intersegment eliminations	(13,535)	(10,405)		(14,099)	
Total revenues	$ 1,137,509	$ 798,817	42 %	$ 1,093,468	4 %
Pre-tax income:					
Private Client Group	$ 52,911	$ 49,408	7 %	$ 50,443	5 %
Capital Markets	31,607	10,001	216 %	23,016	37 %
Asset Management	20,943	15,813	32 %	17,777	18 %
RJ Bank	67,943	53,003	28 %	70,041	(3)%
Emerging Markets	(2,354)	(2,549)	8 %	(1,340)	(76)%
Securities Lending	539	1,206	(55)%	875	(38)%
Proprietary Capital	5,720	(65)	NM	6,211	(8)%
Other	(38,162) [1]	(15,966)	(139)%	(42,716) [1]	11 %
Pre-tax income	$ 139,147	$ 110,851	26 %	$ 124,307	12 %

(1) The Other segment for the three month period ended December 31, 2012 and September 30, 2012 include acquisition and integration expenses with respect to acquisitions in the amount of $17 million and $19 million, respectively. These expenses are primarily associated with the Morgan Keegan acquisition.

Raymond James Financial, Inc.
Consolidated Statement of Income
(Unaudited)

(in thousands, except per share amounts)

		Three months ended			
	December 31, 2012	December 31, 2011	% Change	September 30, 2012	% Change
Revenues:					
Securities commissions and fees	$ 738,584	$ 511,334	44 %	$ 732,443	1 %
Investment banking	84,870	39,336	116 %	54,023	57 %
Investment advisory fees	62,070	53,505	16 %	58,189	7 %
Interest	123,126	102,096	21 %	121,124	2 %
Account and service fees	88,451	74,010	20 %	87,771	1 %
Net trading profits	9,339	9,343	—	18,672	(50)%
Other	31,069	9,193	238 %	21,246	46 %
Total revenues	1,137,509	798,817	42 %	1,093,468	4 %
Interest expense	28,021	16,040	75 %	27,859	1 %
Net revenues	1,109,488	782,777	42 %	1,065,609	4 %
Non-interest expenses:					
Compensation, commissions and benefits	762,548	541,622	41 %	745,495	2 %
Communications and information processing	60,366	37,567	61 %	59,305	2 %
Occupancy and equipment costs	39,478	25,937	52 %	39,944	(1)%
Clearance and floor brokerage	10,168	7,454	36 %	11,873	(14)%
Business development	30,629	27,839	10 %	30,393	1 %
Investment sub-advisory fees	8,050	6,562	23 %	7,740	4 %
Bank loan loss provision	2,923	7,456	(61)%	3,969	(26)%
Acquisition related expenses	17,382	—	NM	18,725	(7)%
Other	30,777	23,692	30 %	30,785	—
Total non-interest expenses	962,321	678,129	42 %	948,229	1 %
Income including noncontrolling interests and before provision for income taxes	147,167	104,648	41 %	117,380	25 %
Provision for income taxes	53,273	43,526	22 %	40,982	30 %
Net income including noncontrolling interests	93,894	61,122	54 %	76,398	23 %
Net income (loss) attributable to noncontrolling interests	8,020	(6,203)	229 %	(6,927)	216 %
Net income attributable to Raymond James Financial, Inc.	$ 85,874	$ 67,325	28 %	$ 83,325	3 %
Net income per common share – basic	$ 0.62	$ 0.53	17 %	$ 0.60	3 %
Net income per common share – diluted	$ 0.61	$ 0.53	15 %	$ 0.60	2 %
Weighted-average common shares outstanding – basic	136,524	123,225		135,797	
Weighted-average common and common equivalent shares outstanding – diluted	138,694	123,712		137,490	

Raymond James Financial, Inc.
Reconciliation of the GAAP results to the non-GAAP measures (Unaudited)

The company believes that the non-GAAP measures provide useful information by excluding those items that may not be indicative of the company's core operating results and that the GAAP and the non-GAAP measures should be considered together.

The non-GAAP adjustments include: (1) the incremental interest expense the company incurred on financings it executed in anticipation of the closing of the Morgan Keegan acquisition. The adjustment is the interest from the date of issuance of the debt up to the April 2, 2012 closing date of the Morgan Keegan acquisition, (2) one-time acquisition and integration costs incurred which are non-recurring expenses (primarily associated with the Morgan Keegan acquisition), and (3) the impact of additional common shares issued in anticipation of the closing date of the Morgan Keegan transaction. The share adjustment is computed as the impact of the new shares issued from the date of their issuance until the closing date of the Morgan Keegan acquisition, on the weighted average common shares outstanding utilized in the computation of basic and diluted earnings per share.

The following table provides a reconciliation of the GAAP basis to the non-GAAP measures:

	Three months ended				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	(in thousands, except per share amounts)				
Net income attributable to RJF, Inc. - GAAP basis	$ 85,874	$ 83,325	$ 76,350	$ 68,869	$ 67,325
Non-GAAP adjustments :					
Interest expense [1]	—	—	—	1,738	—
Acquisition related expenses [2]	17,382	18,725	20,955	19,604	—
Sub-total pre-tax non-GAAP adjustments	17,382	18,725	20,955	21,342	—
Tax effect of non-GAAP adjustments [3]	(6,656)	(6,328)	(8,133)	(8,270)	—
Net income attributable to RJF, Inc. - Non-GAAP basis	$ 96,600	$ 95,722	$ 89,172	$ 81,941	$ 67,325
Non-GAAP adjustments to common shares outstanding:					
Effect of February 2012 share issuance on weighted average common shares outstanding [4]	—	—	—	(5,538)	—
Non-GAAP earnings per common share:					
Non-GAAP basic	$ 0.70	$ 0.69	$ 0.65	$ 0.65	$ 0.53
Non-GAAP diluted	$ 0.69	$ 0.69	$ 0.64	$ 0.64	$ 0.53
Average equity - GAAP basis [5]	$ 3,324,370	$ 3,213,318	$ 3,122,774	$ 2,770,713	$ 2,612,144
Average equity - non-GAAP basis [6]	$ 3,322,744	$ 3,192,258	$ 3,105,209	$ 2,822,614	$ 2,612,144
Return on equity for the quarter (annualized)	10.3%	10.4%	9.8%	9.6%	10.3%
Return on equity for the quarter - non-GAAP basis (annualized) [7]	11.6%	12.0%	11.5%	11.6%	10.3%

(1) The non-GAAP adjustment adds back to pre-tax income the incremental interest expense incurred during the March 31, 2012 quarter on debt financings that occurred in March, 2012, prior to and in anticipation of, the closing of the Morgan Keegan acquisition.

(2) The non-GAAP adjustment adds back to pre-tax income one-time acquisition and integration expenses associated with acquisitions that were incurred during each respective period.

(3) The non-GAAP adjustment reduces net income for the income tax effect of all the pre-tax non-GAAP adjustments, utilizing the effective tax rate applicable to each respective period.

(4) The non-GAAP adjustment to the weighted average common shares outstanding in the basic and diluted non-GAAP earnings per share computation reduces the actual shares outstanding for the effect of the 11,075,000 common shares issued by RJF in February 2012 as a component of our financing of the Morgan Keegan acquisition.

(5) Computed as total equity attributable to Raymond James Financial, Inc. as of the date indicated plus the prior quarter-end total, divided by two.

(6) The calculation of non-GAAP average equity includes the impact on equity of the non-GAAP adjustments described in the table above, as applicable for each respective period.

(7) Computed by utilizing the net income attributable to RJF, Inc.-non-GAAP basis and the return on equity-non-GAAP basis, for each respective period.

Raymond James Bank
Selected financial highlights (Unaudited)

Selected operating data:

	Three months ended				
	December 31, 2012	December 31, 2011	% Change	September 30, 2012	% Change
	($ in thousands)				
Net interest income	$ 87,746	$ 72,729	21%	$ 86,486	1%
Net revenues[1]	$ 89,422	$ 75,052	19%	$ 92,333	(3)%
Loan loss provision expense	$ 2,923	$ 7,456	(61)%	$ 3,969	(26)%
Pre-tax income	$ 67,943	$ 53,003	28%	$ 70,041	(3)%
Net charge-offs	$ 2,380	$ 5,697	(58)%	$ 5,667	(58)%
Net interest margin (% earning assets)	3.52%	3.60% [2]	(2)%	3.55%	(1)%
Net interest spread (interest-earning assets yield - cost of funds)	3.50%	3.59% [2]	(3)%	3.53%	(1)%

See footnote explanations on the following page.

RJ Bank Balance Sheet data:

	As of				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	($ in thousands)				
Total assets[3]	$ 10,101,796	$ 9,715,724	$ 9,383,687	$ 8,953,779	$ 8,794,499
Total equity	$ 1,058,370	$ 1,038,449	$ 981,657	$ 973,636	$ 977,109
Total loans, net	$ 8,459,998	$ 7,991,512	$ 7,838,574	$ 7,445,828	$ 7,015,204
Total deposits[3]	$ 8,947,413	$ 8,600,491	$ 8,277,658	$ 7,916,864	$ 7,707,869
Available for Sale (AFS) securities, at fair value	$ 476,604	$ 500,110	$ 511,191	$ 402,128	$ 296,840
Net unrealized loss on AFS securities, before tax	$ (12,288)	$ (16,797)	$ (33,621)	$ (32,986)	$ (50,130)
Total capital (to risk-weighted assets)	13.0% [4]	13.4%	12.8%	13.3%	14.3%
Tier I capital (to adjusted assets)	10.7% [4]	10.9%	10.9%	11.3%	11.4%
Commercial Real Estate (CRE) and CRE construction loans [5]	$ 1,107,433	$ 985,924	$ 980,673	$ 987,580	$ 831,708
Commercial and industrial loans[5]	$ 5,428,102	$ 5,163,467	$ 5,253,411	$ 4,905,275	$ 4,604,548
Residential mortgage loans[5]	$ 1,699,373	$ 1,694,446	$ 1,721,228	$ 1,731,952	$ 1,756,834
Securities based loans[5]	$ 414,010	$ 352,431	$ 89,585	$ 40,553	$ 9,086

See footnotes explanations on the following page.

(continued on next page)

Raymond James Bank

Selected financial highlights (Unaudited)

(continued from previous page)

Management data:

	As of				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	($ in thousands)				
Allowance for loan losses	$ 148,021	$ 147,541	$ 149,084	$ 144,678	$ 147,503
Allowance for loan losses (as % of loans)	1.72%	1.81%	1.87%	1.91%	2.06%
Nonperforming loans(6)	$ 110,627	$ 106,660	$ 99,896	$ 102,812	$ 111,523
Other real estate owned	$ 3,666	$ 8,218	$ 9,057	$ 13,983	$ 12,289
Total nonperforming assets	$ 114,293	$ 114,878	$ 108,953	$ 116,795	$ 123,812
Nonperforming assets (as % of total assets)	1.13%	1.18%	1.16%	1.30%	1.41%
Total criticized loans(7)	$ 394,946	$ 474,340	$ 506,086	$ 430,772	$ 488,851
1-4 family residential mortgage loans over 30 days past due (as a % residential loans)	3.61%	3.58%	3.90%	4.55%	4.40%

(1) Net Revenues equal gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.

(2) Adjusted net interest margin and spread, which excludes the impact of excess Raymond James Bank Deposit Program (”RJBDP”) deposits held during the quarter ended December 31, 2011. These deposits arise from higher cash balances in firm client accounts due to the market volatility, thus exceeding the RJBDP capacity at outside financial institutions in the program. These deposits were invested in short term liquid investments producing very little interest rate spread. Had the impact of excess RJBDP deposits not been excluded, the net interest margin and spread for the quarter would have been 3.21% and 3.20%.

(3) Includes affiliate deposits.

(4) Estimated for the current quarter.

(5) Outstanding loan balances are shown gross of unearned income and deferred expenses and include any held for sale loans in the respective loan category.

(6) Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans.

(7) Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to the assignment to this classification.

Asset Quality

Continued improvement in both corporate and residential mortgage lending credit quality favorably impacted the comparison to the prior quarter's loan loss provision expense. Due to these credit quality improvements, the impact to provision expense driven by loan growth was also diminished. The percentage of over 30 day past-due residential mortgage loans were relatively flat during the current quarter, with delinquencies at 3.61% compared to 3.58% in the prior quarter, and well below 4.40% at the prior year quarter. Other real estate owned (OREO) balances were reduced by more than half to $3.7 million as the largest corporate OREO asset was sold during the quarter.